Exhibit 99.1

XCharge Announces Plan to Implement ADS Ratio Change

HAMBURG, Germany and AUSTIN, Texas, August 19, 2026 (GLOBE NEWSWIRE) -- XCHG Limited ("XCharge" or the "Company") (Nasdaq: XCH), a global provider in high-power EV charging solutions, today announced that it will change the ratio (the “ADS Ratio”) of its American depositary shares (“ADSs”) to its Class A ordinary shares, par value US$0.00001 per share, from the current ADS Ratio of one (1) ADS representing forty (40) Class A ordinary shares to a new ADS Ratio of one (1) ADS representing eight hundred (800) Class A ordinary shares (the “ADS Ratio Change”). For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-twenty (20) reverse split.

The Company’s ADSs are expected to continue trading on the Nasdaq Global Market on a post-reverse split basis under the same ticker symbol, “XCH,” effective at the open of business on August 21, 2026 (the “Effective Date”). The new CUSIP number for the Company's ADSs following the reverse ADS split will be 98370X202.

The Class A ordinary shares of the Company will not be affected by the ADS Ratio Change. No ordinary shares will be issued or cancelled in connection with the ADS Ratio Change, and holders of the Company's ordinary shares will be unaffected by the new ADS Ratio.

The exchange of every twenty (20) existing ADSs for one (1) new ADS will occur automatically on the Effective Date, with the existing ADSs being cancelled and new ADSs being issued by The Bank of New York Mellon, as depositary bank for the exchange. No action will be required by ADS holders to effect the exchange. No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders by the depositary bank.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than twenty times the ADS trading price before the change.

About XCharge

XCharge (Nasdaq: XCH) is a global provider in high-power electric vehicle charging solutions. The Company has headquarters in Hamburg, Germany and Austin, TX, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about XCHG Limited's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "objective," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in XCHG Limited's filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and XCHG Limited does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge
IR Department
Email: ir@xcharge.com

Water Tower Research Asia
Feifei Shen, CFA
Tel: +86 134-6656-6136
Email: feifei@watertowerresearch.com